6:

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

report of foreign private issuer

pursuant to rule 13a - 16 or 15d-16 of

the securities exchange act of 1934

For the months of July, August and September 2002

___________________

NORAMPAC INC.

752 Sherbrooke Street West

Montreal, Quebec

Canada H3A 1G1

(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of  Form 20-F or Form 40-F.

Form 20-F X Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): ___________________________.

This Report of Foreign Private Issuer on Form 6-K is being filed with the Securities and Exchange Commission by Norampac Inc. (the "Corporation") for the purpose of providing the information set forth in:

    a press release issued by the Corporation on October 22, 2002 regarding the results of the Corporation for the third quarter of 2002, a copy of which is filed hereto as Exhibit 1 and incorporated herein by reference; and
    the third quarterly report of the Corporation (for the period ended September 30, 2002) a copy of which is filed hereto as Exhibit 2 and incorporated herein by reference.

Exhibit Index

___________

Exhibit Number Document

  Press release issued by Norampac Inc. on October 22, 2002
  Third Quarterly Report of Norampac Inc.

  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                  NORAMPAC INC.

                  By:

                    BRIGITTE DUFOUR

                    BRIGITTE DUFOUR

                    LEGAL COUNSEL

                    AND ASSISTANT SECRETARY

Date: October 24, 2002